UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

(Amendment No. 1 – EXIT FILING)

Under the Securities Exchange Act of 1934

Energy XXI Gulf Coast, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

29276K101
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 29276K101	13G

1.	NAMES OF REPORTING PERSONS Mudrick Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12.	TYPE OF REPORTING PERSON* IA

CUSIP No. 29276K101	13G

1.	NAMES OF REPORTING PERSONS Jason Mudrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12.	TYPE OF REPORTING PERSON*

Item 1(a). Name of Issuer.

Energy XXI Gulf Coast, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices.

1021 Main, Suite 2626, Houston, Texas 77002

Item 2(a). Name of Person Filing.

This Schedule 13G is jointly filed by Mudrick Capital Management, L.P. and Jason Mudrick.

Item 2(b). Address of Principal Business or, if None, Residence.

The principal address of Mudrick Capital Management, L.P. and Jason Mudrick is 527 Madison Avenue, 6th Floor, New York, NY 10022.

Item 2(c). Citizenship.

Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.01 per share.

Item 2(e). CUSIP Number.

29276K101

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned:

Please refer to Item 9 on each cover sheet for each reporting person.

(b)	Percent of class:

Please refer to Item 11 on each cover sheet for each reporting person. The percentages herein are based on 33,221,427 shares of issuer’s common stock outstanding as of November 2, 2017 as reported by the issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 14, 2017.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Please refer to Item 5 on each cover sheet for each reporting person.

(ii) Shared power to vote or to direct the vote:

Please refer to Item 6 on each cover sheet for each reporting person.

(iii) Sole power to dispose or to direct the disposition of:

Please refer to Item 7 on each cover sheet for each reporting person.

(iv) Shared power to dispose or to direct the disposition of:

Please refer to Item 8 on each cover sheet for each reporting person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit A – Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUDRICK CAPITAL MANAGEMENT, L.P.

February 14, 2018
(Date)

/s/ John O’Callaghan
(Signature)

John O’Callaghan, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

February 14, 2018
(Date)

/s/ Jason Mudrick
(Signature)